PE 12/9/2014



UNITED STATES No ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DEC 16 2014

DIVISION OF
CORPORATION FINANCE

Washington, DC 20549

14008715

December 16, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section: _____
Rule: 14a-8 (i)(5)
Public
Availability: 12-16-14

Re: General Electric Company
       Incoming letter dated December 9, 2014

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2014 concerning the
shareholder proposal submitted to GE by William Steiner. Copies of all of the
correspondence on which this response is based will be made available on our website at
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a
brief discussion of the Division's informal procedures regarding shareholder proposals is
also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
       FISMA & OMB MEMORANDUM M-07-16

December 16, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
        Incoming letter dated December 9, 2014

        The proposal relates to written consent by shareholders.

        We are unable to concur in your view that GE may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

                                        Sincerely,

                                        Evan S. Jacobson
                                        Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 9, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

>   Re: *General Electric Company*
>   *Shareowner Proposal of William Steiner (John Chevedden)*
>   *Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners (collectively, the "2015 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

GIBSON DUNN

THE PROPOSAL

The Proposal requests that the Company undertake such steps as may be necessary to permit shareowners to take action by written consent. A copy of the Proposal, as well as related correspondence from Mr. Chevedden on behalf of the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information. As further described below, since the Proposal was submitted on October 14, 2014, the Proponent had to verify continuous ownership for the one-year period preceding and including this date (i.e., October 14, 2013 through and including October 14, 2014). However, the proof of ownership provided in response to the Company's deficiency notice confirms ownership only for some indefinite period since October 1, 2013, and does not confirm that the Proponent owned shares on October 14, 2014, the date the Proposal was submitted.

BACKGROUND

Mr. Chevedden, on behalf of the Proponent, submitted the Proposal to the Company via email on October 14, 2014. *See* Exhibit A. The submission failed to provide verification of the Proponent's ownership of the requisite number of Company shares for at least one year preceding and as of the date the Proponent submitted the Proposal on October 14, 2014.

Accordingly, on October 17, 2014, which was within 14 days of the date that the Company received the Proposal, the Company sent Mr. Chevedden, with a copy to the Proponent, a letter notifying Mr. Chevedden of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed Mr. Chevedden of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement that the proof of ownership verify the Proponent's "continuous ownership of the requisite number

GIBSON DUNN

of Company shares for the one-year period preceding and including October 14, 2014, the date the Proposal was submitted to the Company;" and

- that any response to the Deficiency Notice had to be postmarked or transmitted electronically no later than 14 calendar days from the date Mr. Chevedden received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was delivered to Mr. Chevedden, with a copy to Proponent, via overnight mail on October 17, 2014. *See* Exhibit B.

By facsimile sent on October 22, 2014, in response to the Deficiency Notice, the Proponent provided a letter from TD Ameritrade dated October 21, 2014 (the "Broker Letter"). The Broker Letter stated, in pertinent part:

[T]his letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares . . . of . . . General Electric Co (GE) . . . .

See Exhibit C.

On October 31, 2014, the Company received additional correspondence from Mr. Chevedden commenting on an unrelated aspect of the Deficiency Notice, to which we responded on November 24, 2014. *See* Exhibit D.

The Company has received no further correspondence from the Proponent or Mr. Chevedden regarding either the Proposal or proof of the Proponent's ownership of Company shares.

ANALYSIS

The Proposal May Be Excluded Pursuant To Rule 14a-8(f)(1) Because The Proponent Failed To Supply Documentary Support Evidencing Satisfaction Of The Ownership Requirements Of Rule 14a-8(b)(1) As Of The Date The Proposal Was Submitted.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Broker Letter does not confirm ownership as of the date the Proponent submitted the Proposal. The Staff has on numerous occasions taken a no-action position concerning a company's omission of shareowner proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b)(1) and Rule 14a-8(f)(1). *See Bank of America Corp.* (avail.

Jan. 16, 2013) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) where "the proponents . . . failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)").

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* SLB 14.

Similarly, Rule 14a-8(f)(1) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership required under Rule 14a-8(b)(1), stating that the Staff "will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect."

Here, Mr. Chevedden submitted the Proposal on behalf of the Proponent on October 14, 2014. Therefore, the Proponent had to verify continuous ownership for the one-year period preceding and including this date, *i.e.*, October 14, 2013 through and including October 14, 2014. Mr. Chevedden's submission on behalf of the Proponent did not include any proof of ownership. Accordingly, the Company timely sent Mr. Chevedden, with a copy to the Proponent, a deficiency notice describing the requirements of Rule 14a-8(b) and specifically stating, "To remedy this defect, Mr. Steiner must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period <u>preceding and including October 14, 2014</u>, the date the Proposal was submitted to the Company" (emphasis added). Thus, the Company satisfied its obligations under Rule 14a-8 and SLB 14G by

GIBSON DUNN

Office of the Chief Counsel
Division of Corporation Finance
December 9, 2014
Page 5

transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information described above and attached a copy of Rule 14a-8. *See* Exhibit B.

The Broker Letter supplied by the Proponent in response to the Deficiency Notice, however, stated only, "this letter serves as confirmation that, since October 1, 2013, you [Mr. Steiner] have continuously held no less than 100 shares . . . of . . . General Electric Co" and did not confirm ownership as of the date the Proposal was submitted. *See* Exhibit C. The Broker Letter does not satisfy Rule 14a-8(b)'s requirements because a statement that the Proponent has held shares since a date that is more than a year in the past does not confirm that the Proponent continued to hold such shares as of the date of the recordholder's letter or as of October 14, 2014, the Proposal submission date.

As the Staff observed in SLB 14F, Section C, "the requirements of Rule 14a-8(b) are highly prescriptive." Thus, "many proof of ownership letters do not satisfy this [Rule 14a-8(b)] requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." *Id.*

In SLB 14F, the Staff acknowledged that stating a proponent "has held" shares is not the same as confirming that a proponent continues to hold the required shares as of the date that a proposal is submitted. Specifically, when addressing how proponents may satisfy Rule 14a-8(b)'s requirements, the Staff recommended that proponents provide a recordholder verification dated as of the submission date and stating, "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]" (emphasis added). *Id.* While footnote 11 of SLB 14F indicates that the foregoing language is not a mandatory or exclusive format, the Staff's recommended language explicitly recognizes that stating a proponent "has held" shares is not sufficient to confirm that the proponent continues to hold those shares as of a specified date.[1] *Id.*

---

[1] The phrase "has continuously held" uses the "present perfect" tense, which numerous grammar sources confirm can be used to refer to an action that has recently been completed. "We use the Present Perfect to say that an action happened at an unspecified time before now." *Present Perfect*, Englishpage.com, http://www.englishpage.com/verbpage/presentperfect.html (last visited Dec. 9, 2014); *see also* the "present perfect" entry on Merriam-Webster.com: The present perfect is a "verb tense . . . that expresses action or state completed at the time of speaking." *Present Perfect*, Merriam-Webster.com, http://www.merriam-webster.com/dictionary/present%20perfect (last visited Dec. 9, 2014). Thus, the

[Footnote continued on next page]

GIBSON DUNN

Likewise, in SLB 14F the Staff recognized that Rule 14a-8(b) requires proponents to address both continuous past ownership <u>and</u> ownership as of the date of submission. Specifically, the Staff stated that a recordholder's statement fails to satisfy Rule 14a-8(b) when it "confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period." *Id.* Here, the situation is the reverse: the Broker Letter confirms continuous ownership for a one-year period, but does not state that the Proponent continued to hold the required amount of shares as of the specific date that the Proposal was submitted.[2] When addressing ownership of the Company's stock, the Broker Letter does not confirm continued ownership "as of the date of this letter" or as of the Proposal's submission date; instead, the Broker Letter addresses only that the Proponent has continuously held the Company's stock since October 1, 2013, a date that precedes the Proposal's submission date by more than a year.

In light of the "highly prescriptive" requirements of Rule 14a-8(b), the Staff consistently has concurred that a proposal can be excluded when a proponent does not provide documentary support clearly demonstrating that the proponent satisfied the ownership requirement as of the specific date that a proposal was submitted. For example, in *Marathon Petroleum Corp.* (avail. Jan. 30, 2014), the proponent submitted its proposal on November 8, 2013 and provided proof of ownership in a letter from its broker dated November 13, 2013 that stated the proponent had held the requisite amount of stock "continuously for at least one year prior to the date of submission of the shareholder proposal." The Staff concurred in the exclusion of the proposal because, even though the broker letter was dated as of the proposal submission date, the broker letter did not confirm ownership as of the specific date that the proposal was submitted. The Staff similarly concurred in the exclusion of a shareowner proposal in *Cliffs Natural Resources, Inc.* (avail. Jan. 30, 2014) in which the proponent's broker letter referred generically to the proponent's share ownership as of the "date of submission of the shareholder proposal," rather than addressing the specific date upon which the proponent submitted the proposal to the company.

[Footnote continued from previous page]
statement in the Broker Letter that the Proponent "has continuously held" stock since a specified date would be an accurate statement even if the Proponent held no shares, or had interrupted his continuous ownership, as of the date the Proposal was submitted.

[2] Likewise, the Broker Letter does not state that the Proponent's continuous ownership continued for a period of time that included the date the Proposal was submitted.

GIBSON DUNN

Office of the Chief Counsel
Division of Corporation Finance
December 9, 2014
Page 7

CONCLUSION

Despite the Deficiency Notice's instructions for the Proponent to show proof of continuous ownership for "the one-year period preceding and including October 14, 2014," the Proponent failed to do so. Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227 or Aaron K. Briggs, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2967.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
        Aaron K. Briggs, General Electric Company
        John Chevedden
        William Steiner

101841242.4

GIBSON DUNN

EXHIBIT A

(Proponent's Proposal)

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III
Corporate Secretary
General Electric Company (GE)
3135 Easton Turnpike
Fairfield CT 06828
Phone: 203-373-2211
Fax: 203-373-3131

Dear Mr. Denniston,

I purchased stock and hold stock in our company because I believed our company had greater
potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of
our company. I believe our company has unrealized potential that can be unlocked through low
cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements
including the continuous ownership of the required stock value until after the date of the
respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis,
is intended to be used for definitive proxy publication. This is my proxy for John Chevedden
and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf
regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder
meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal
exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant
the power to vote. Your consideration and the consideration of the Board of Directors is
appreciated in support of the long-term performance of our company. Please acknowledge
receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

7-28-14
Date

cc: Lori Zyskowski <Lori.Zyskowski@ge.com>
Executive Counsel
PH: 203-373-2227
FX: 203-373-3079

Proposal 4 – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is likely that our board would be more responsive to director qualifications.

GMI Ratings, an independent investment research firm gave our company a D for its board. Seven directors had 12 to 22 years long-tenure which can indicate a low level of director independence. A low level of independence is more alarming at GE since our board had an unwieldy 17 members which could make it subject to CEO dominance. Long-tenured directors also made up 52% of our most important board committees. Four directors were overextended with service on 4 or more boards: Ann Fudge, James Rohr, James Tisch (who received our highest negative votes) and Robert Lane (member of our audit and executive pay committees).

Returning to the core topic of this proposal from the context of our clearly improvable board of directors, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4

Notes:
William Steiner, sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

GIBSON DUNN

EXHIBIT B

(Deficiency Notice and Tracking Information)



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 17, 2014

VIA OVERNIGHT MAIL
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of General Electric Company (the "Company"), which on October 14, 2014 received the shareowner proposal you submitted via email on behalf of William Steiner entitled "Right to Act by Written Consent" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 14, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that Mr. Steiner continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then Mr. Steiner needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then Mr. Steiner needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014. Mr. Steiner should be able to find out the identity of the DTC participant by asking his broker or bank. If his broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Steiner needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 14, 2014, the requisite number of Company shares were continuously held: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

cc: William Steiner

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

> (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

> (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

> (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

> (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

>> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

> (2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

>> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

> (3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

> (4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

> (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

> (6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

> (i) Would disqualify a nominee who is standing for election;

> (ii) Would remove a director from office before his or her term expired;

> (iii) Questions the competence, business judgment, or character of one or more nominees or directors;

> (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

> (v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

> *Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

> (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT C

(Broker Letter)



October 21, 2014

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in FISMA & OMB Memorandum M-07-16 Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

GIBSON DUNN

EXHIBIT D

(Additional Correspondence between the Proponent and the Company)

Date: October 31, 2014 at 1:24:49 PM EDT
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: Lori Zyskowski <Lori.Zyskowski@ge.com>
Subject: # 1 Misleading company letters asking for verification of stock ownership (GE)

Ladies and Gentlemen:
Please see the attached letter regarding misleading company letters asking for verification of stock ownership.
Sincerely,
John Chevedden

October 31, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

1 Misleading company letters asking for verification of stock ownership
General Electric Company (GE)

Ladies and Gentlemen:

This is to report that there is a rash of misleading company letters asking for verification of stock ownership in regard to rule 14a-8 proposals. Apparently companies are making up their own rules and then labeling them with a "must" statement in their request to the proponent.

For example in the attached letter from General Eclectic the company appears to demand that a verification letter must not cover a time-period that precedes the minimum start date of ownership and extends continuously to after the minimum date of holding the stock.

This does not seem to make sense because there is no precedent that a proponent be similarly penalized for holding in excess of the minimum number of shares.

This rash of company letters seems to be predicting a rash of 2015 no action requests — because it is not clear to proponents whether they need to follow rule 14a-8 or the company "must" letter.

Sincerely,

John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 17, 2014

VIA OVERNIGHT MAIL
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of General Electric Company (the "Company"), which on October 14, 2014 received the shareowner proposal you submitted via email on behalf of William Steiner entitled "Right to Act by Written Consent" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 14, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that Mr. Steiner continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then Mr. Steiner needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then Mr. Steiner needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014. Mr. Steiner should be able to find out the identity of the DTC participant by asking his broker or bank. If his broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Steiner needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 14, 2014, the requisite number of Company shares were continuously held: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

cc: William Steiner

Enclosures

From:	Robinson, Kasey Levit
Sent:	Monday, November 24, 2014 1:35 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	General Electric Company (William Steiner) Response
Attachments:	General Electric Company (William Steiner) Response.pdf

Dear Mr. Chevedden:

Attached on behalf of our client, General Electric Company, please find a copy of our response with respect to your October 31, 2014 letter to the Office of Chief Counsel, Division of Corporation Finance, regarding the shareowner proposal and statements in support thereof submitted to General Electric Company on behalf of William Steiner.

Sincerely,

Kasey Levit Robinson

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3587 • Fax +1 202.530.4224
KRobinson@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 24, 2014

VIA OVERNIGHT DELIVERY

John Chevedden

> Re: *General Electric Company; William Steiner*

Dear Mr. Chevedden:

On behalf of General Electric Company (the "Company"), I am responding to your letter dated October 31, 2014 to the Office of Chief Counsel, Division of Corporation Finance of the Securities and Exchange Commission, entitled, "#1 Misleading company letters asking for verification of stock ownership; General Electric Company." In that letter, you state "companies are making up their own rules and then labeling them with a 'must' statement in their request to the proponent." You attach an October 17 letter from the Company to you regarding a proposal you submitted on behalf of William Steiner and you highlight the words "one-year period" that appear in the following sentence:

> As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:
> a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that Mr. Steiner continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014

We wish to point out that the language you cite (specifically, the word "must" and the reference to the "one-year period") are taken from and used consistent with statements in Staff Legal Bulletins issued by the Division of Corporation Finance of the Securities and Exchange Commission. For example, Staff Legal Bulletin 14 (Jul. 13, 2001) at part C.1.c. states:

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder <u>must</u> submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* <u>for a period of one year</u> as of the time of submitting the proposal.

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder <u>must</u> submit proof from the record holder that the shareholder continuously owned the securities for <u>a period of one year</u> as of the time the shareholder submits the proposal.

Staff Legal Bulletin 14G (Oct. 16, 2012) at part C. states that companies' letters to proponents need to inform a proponent what the proponent "must" do to address deficiencies in their submission:

> In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent <u>must</u> do to remedy all eligibility or procedural defects ... We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent <u>must</u> do to remedy defects in proof of ownership letters.

Similarly, Staff Legal Bulletin 14F (Oct. 18, 2011) at part C. refers "the one-year period preceding and including [a proposal's submission date]" when addressing the proof of ownership that proponents must provide to satisfy Rule 14a-8:

> We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for <u>the entire one-year period preceding and including the date the proposal is submitted</u>. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over <u>the required full one-year period preceding the date of the proposal's submission</u>.

GIBSON DUNN

The Company's letter is therefore drafted to conform to and comply with the guidance issued by the Division of Corporation Finance in providing proponents notice of defects in submissions intended to satisfy Rule 14a-8 and in how to correct those defects. I trust that this clarifies the basis for the language that you referenced in your October 31 letter.

Sincerely,

Ronald O. Mueller

Attachment

cc: Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission
Lori Zyskowski, General Electric Company

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: October 31, 2014 at 1:24:49 PM EDT
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: Lori Zyskowski <Lori.Zyskowski@ge.com>
Subject: # 1 Misleading company letters asking for verification of stock ownership (GE)

Ladies and Gentlemen:
Please see the attached letter regarding misleading company letters asking for verification of stock ownership.
Sincerely,
John Chevedden

October 31, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

1 Misleading company letters asking for verification of stock ownership
General Electric Company (GE)

Ladies and Gentlemen:

This is to report that there is a rash of misleading company letters asking for verification of stock ownership in regard to rule 14a-8 proposals. Apparently companies are making up their own rules and then labeling them with a "must" statement in their request to the proponent.

For example in the attached letter from General Eclectic the company appears to demand that a verification letter must not cover a time-period that precedes the minimum start date of ownership and extends continuously to after the minimum date of holding the stock.

This does not seem to make sense because there is no precedent that a proponent be similarly penalized for holding in excess of the minimum number of shares.

This rash of company letters seems to be predicting a rash of 2015 no action requests – because it is not clear to proponents whether they need to follow rule 14a-8 or the company "must" letter.

Sincerely,

John Chevedden

cc: William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 17, 2014

VIA OVERNIGHT MAIL
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of General Electric Company (the "Company"), which on October 14, 2014 received the shareowner proposal you submitted via email on behalf of William Steiner entitled "Right to Act by Written Consent" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 14, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that Mr. Steiner continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then Mr. Steiner needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then Mr. Steiner needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 14, 2014. Mr. Steiner should be able to find out the identity of the DTC participant by asking his broker or bank. If his broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Steiner needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 14, 2014, the requisite number of Company shares were continuously held: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Mr. John Chevedden
October 17, 2014
Page 3

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

cc: William Steiner

Enclosures